SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

for the year ended December 31, 2006

Commission File Number: 1-1225

WYETH SAVINGS PLAN - PUERTO RICO

(Full title of the Plan)

Wyeth

(Name of Issuer of the securities held pursuant to the Plan)

Five Giralda Farms

Madison, New Jersey 07940

(Address of principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Wyeth Savings Plan – Puerto Rico Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH SAVINGS PLAN - PUERTO RICO

By:	/s/ Paul J. Jones
Paul J. Jones
Member of the Wyeth Savings Plan – Puerto Rico Committee

Date: June 20, 2007

WYETH SAVINGS PLAN - PUERTO RICO

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2006 and 2005

AND

FOR THE YEAR ENDED DECEMBER 31, 2006

EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER – 060

WYETH SAVINGS PLAN - PUERTO RICO

DECEMBER 31, 2006 and 2005

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Wyeth Savings Plan – Puerto Rico:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Wyeth Savings Plan- Puerto Rico (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, effective for plan years ending after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented for all periods presented. Therefore, the presentation of the 2006 and 2005 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 20, 2007

Wyeth Savings Plan - Puerto Rico

Statements of Net Assets Available for Plan Benefits

As of December 31, 2006 and 2005

	December 31,
	2006	2005
Assets:
Investments, at fair value	$79,591,933	$72,195,299
Participant loans, at cost	11,222,962	10,255,484

Total investments	90,814,895	82,450,783

Receivables:
Employer contributions	103,190	169,460
Participant contributions	308,750	515,495
Accrued interest	3,351	2,104
Due from brokers for securities sold	97,587	115,266

Total receivables	512,878	802,325

Total Assets	91,327,773	83,253,108

Liabilities:
Due to broker for securities sold	601	—
Administrative fees payable	2,036	1,664
Corrective distributions	379,864	210,640

Total Liabilities	382,501	212,304

Net Assets Available for Plan Benefits at fair value	90,945,272	83,040,804

Adjustment from fair value to contract value for fully benefit responsive investment contracts	305,578	296,256

Net Assets Available for Plan Benefits	$91,250,850	$83,337,060

The accompanying notes to financial statements are an integral part of these statements.

Wyeth Savings Plan - Puerto Rico

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2006

Investment income:
Net appreciation in fair value of investments	$3,441,939
Interest	2,047,222
Dividends	2,833,181

Total investment income	8,322,342

Contributions:
Employer	3,383,974
Participant	10,562,678

Total contributions	13,946,652

Total additions	22,268,994

Deductions from net assets attributed to:
Benefits paid to participants	13,902,472
Administrative fees	84,490
Corrective distributions	379,864

Total deductions	14,366,826

Increase in net assets	7,902,168

Transfer into Plan from Wyeth Savings Plan	11,622

Net Assets Available for Plan Benefits
Beginning of Year	83,337,060

End of Year	$91,250,850

The accompanying notes to financial statements are an integral part of these statements.

WYETH SAVINGS PLAN - PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Wyeth Savings Plan - Puerto Rico (the “Plan”) only provides general information. Participants in the Plan should refer to the Plan Document for a more detailed and complete description of the Plan’s provisions.

General

The Plan, a defined contribution profit sharing plan, was approved and adopted by the Board of Directors of Wyeth (the “Company”) and became effective on January 1, 1993. Full-time and part-time employees of the Company and its participating subsidiaries who reside in Puerto Rico and are not subject to a collective bargaining agreement (“non-union”) are eligible to participate in the Plan after attaining age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Puerto Rico Internal Revenue Code (the “PR Code”).

Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both. The Company will contribute an amount equal to 50% of the participant’s contributions to the Plan for contributions up to 6% of the participant’s covered compensation. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Under the PR Code, total annual salary deferral contributions that can be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

Vesting and Separation From Service

Participants are fully vested at all times in their salary deferral contributions and after-tax contributions and all earnings thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in their Company matching contributions and all earnings thereon according to the following schedule:

Years of Continuous Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of continuous service, participants shall be fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions and all earnings thereon is forfeited and becomes available to satisfy future Company matching contributions.

Forfeited Amounts

During 2006, forfeitures of $79,324 were used to offset Company matching contributions. As of December 31, 2006 and 2005, the amount of forfeitures available to offset future Company matching contributions totaled $66,870 and $55,253, respectively.

Distributions

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of vested matching contribution and salary deferral contribution funds in any of their accounts upon attaining age 59  1/2 or for financial hardship, as defined in the Plan Document, before that age. Participants are limited to one quarterly non-hardship and one hardship withdrawal each year. Participants may qualify for hardship withdrawals if they have an immediate and heavy financial need, as determined by the Wyeth Savings Plan Committee - Puerto Rico (the “Committee”). Participants may make hardship withdrawals provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. Participants can elect to defer the distribution of their account if the participant’s account balance is greater than $5,000 and if the participant is less than 70  1/2 years of age.

Administrative Costs

Most costs and expenses of administering the Plan are paid by the Company except for certain investment expenses, which are deducted from the applicable investment funds. Participants are charged for loan application and maintenance fees.

Participant Loans

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower’s vested interest in their account balance. Participants may have outstanding up to four general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants’ loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. On December 29, 2005, the Financial Accounting Standards Board (“FASB”) issued a Staff Position paper (“FSP”) on the Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for plan benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for plan benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented; therefore, requiring reclassification of the amounts at December 31, 2005 to conform with proper presentation. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006. The effect of adopting the FSP had no impact on net assets available for plan benefits or changes in net asset available for plan benefits, as such investments have historically been presented at contract value.

In June 2006, FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. This interpretation, which is effective January 1, 2007, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) (see Note 8). Accordingly, the adoption of FIN 48 is not expected to have a material impact on the Plan’s net assets available for plan benefits and changes in net assets available for plan benefits.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Plan in the first quarter of 2008. The Plan is currently evaluating the statement’s impact on its financial statements.

Contributions

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan. Contributions from employees are accrued when deducted from payroll.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments in stock are valued based on quoted market value as of the last business day of the year. Mutual funds are recorded at fair market value, which is based upon their published net asset value. The fair value of the guaranteed investment contracts is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations. Interest bearing cash is valued at cost. Participant loans are valued at cost, which does not differ materially from fair market value.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

The following table presents investments:

	December 31,
	2006	2005
Investments at Fair Value as Determined by Reported Net Asset Value
Mutual Funds	$30,734,819	$25,645,867
Investments at Estimated Fair Value
Insurance Contracts	30,395,911	28,193,969
Investments at Cost
Participant Loans	11,222,962	10,255,484
Interest Bearing Cash	1,224,885	1,424,820
Investments at Fair Value as Determined by Quoted Market Price
Common Stock	17,236,318	16,930,643

Total Investments	$90,814,895	$82,450,783

Risks and Uncertainties

The Plan’s assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts in net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENT CONTRACTS

The Plan’s Interest Income Fund (“the fund”) primarily invests in guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions.

Traditional GICs are backed by the general account of the issuer. The fair values of the guaranteed investment contracts are $30,395,911 and $28,193,969 at December 31, 2006 and 2005, respectively. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). Traditional fixed-rate GICs in the Plan do not experience fluctuating crediting rates.

Benefit-responsive investment contracts, including guaranteed investment contracts are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. These contracts are fully benefit responsive and provide that plan participant initiated withdrawals permitted under a participating plan will be paid at contract value. The contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of fund operations, and that the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts. While each contract issuer specifies the events which may trigger such a market value adjustment, typically such events include all or a portion of the following: (i) amendments to the fund documents or fund’s administration; (ii) changes to the fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the fund or its merger with another fund; (iv) the failure of the fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the fund, the redemption of all or a portion of the interests in the fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the fund or participating plans; and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the fund. At this time, the fund does not believe that the occurrence of any such market value event which would limit the fund’s ability to transact at contract value with participants is probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.

NOTE 4 – INVESTMENT ELECTIONS

Participants can elect to invest amounts credited to their account in any of twenty-five investment funds offered by the Plan and transfer amounts between these funds at any time during the year. Investment elections must be made in multiples of 1%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250 and may be made on a daily basis.

The twenty-five investment options were as follows for 2006 (*newly offered in 2006):

Interest Income Fund - consists primarily of investment contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund also contains a money market/STIF component within the underlying investments, for the purpose of providing liquidity for fund transfers and other participant-directed activity. The investment contracts are guaranteed by the issuing insurance carrier. The Committee has established guidelines that provide that investment contracts be placed with companies rated Aa3 or higher by Moody’s and AA- or higher by Standard & Poor’s. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended yield interest rate attributable to these contracts approximated 4.79% and 4.71% for the years ended December 31, 2006 and 2005, respectively. The average yield interest rates credited to participants approximated 4.63% and 4.61% for the years ended December 31, 2006 and 2005, respectively.

Wyeth Common Stock Fund - consists primarily of Company common stock and a money market component for purposes of providing liquidity. Purchases and sales of Wyeth common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies that the investment manager believes possess above average growth potential.

Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company, which is invested primarily in income-producing securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund’s assets in fixed income senior securities.

Fidelity International Discovery Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth by investing in stocks, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the aggregate total return performance of the stocks that make up the Standard & Poor’s 500 Index.

Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide capital appreciation by investing primarily in domestic and international small/mid capitalization equities.

MSIFT Value Portfolio – Adviser Class - consists of shares in a mutual fund managed by Morgan Stanley Investments, LLP, which seeks to provide long-term growth of capital by investing in stocks of large and mid-sized companies.

PIMCO Total Return – Administrative Class – consists of shares in a mutual fund managed by Pacific Investment Management Company that seeks to provide a high level of current income by investing in a diversified portfolio of fixed income instruments, including U.S. government, corporate, mortgage and foreign investments.

Fidelity High Income Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income by investing primarily in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities.

Fidelity New Markets Income Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income as well as long-term capital appreciation by investing at least 80% of its assets in debt securities of issuers in emerging or developing markets.

Oppenheimer Developing Markets Fund – Class A – consists of shares in a mutual fund managed by OppenheimerFunds that seeks to provide long-term capital appreciation by investing primarily in the common stocks of issuers in emerging or developing markets.

Fidelity Real Estate Investment Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide above-average income and long-term capital growth by investing at least 80% of its assets in equity securities of companies principally engaged in the real estate industry.

Fidelity Capital Appreciation Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide long-term growth of capital by investing primarily in the large capitalization growth common stocks of domestic and foreign issuers.

RS Partners Fund* – consists of shares in a mutual fund managed by RS Investment Management Co., LLC that seeks to provide capital appreciation by investing in the common stocks of small and midsize companies.

Fidelity Freedom Funds – consist of shares in ten mutual funds (classified as “lifecycle” funds) managed by Fidelity Management & Research Company that permit an investor to select the fund that best matches his or her expected retirement year. Each Freedom Fund is a balanced fund (i.e., providing a mix of equity and fixed income exposure) that invests in a portfolio of other Fidelity mutual funds, and each will gradually adopt a more conservative allocation as the target retirement date approaches. The ten mutual funds available to Wyeth Plan participants are: Freedom 2005, Freedom 2010, Freedom 2015, Freedom 2020, Freedom 2025, Freedom 2030, Freedom 2035, Freedom 2040, Freedom 2045* and Freedom 2050*.

NOTE 5 – MANAGEMENT OF THE PLAN

The Plan is administered by the Committee, which was appointed by the Board of Directors of the Company. Banco Popular de Puerto Rico is the Plan’s trustee and is a party-in-interest to the Plan. Fidelity Management Trust Company was appointed by the Committee as recordkeeper and custodian, and is a party-in-interest to the Plan.

NOTE 6 – RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the record keeper and custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 7 – PLAN AMENDMENTS

There were no amendments to the Plan in 2006.

The Plan was amended in 2005 to increase investment elections and to have elections made in whole percentages. The number of general purpose loans that a participant can receive was increased, and participants are now charged for loan applications and maintenance fees.

NOTE 8 – INCOME TAX STATUS

Puerto Rico

The Plan is designed to be a qualified profit-sharing plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the “Act”) and the trust established under the Plan is intended to be tax-exempt under Section 165(a) of the Act. The Company has obtained from the Puerto Rico Treasury Department a favorable determination letter dated December 20, 1993 stating that the Plan is in compliance with the Act. It has also received verification dated April 2, 1998 from the Puerto Rico Treasury Department stating that all plan amendments through January 1, 1996 will not affect the favorable determination previously issued on December 20, 1993.

The Plan has been amended since receiving the determination letter and subsequent notification. However, the Plan administrator believes that the Plan and the trust continue to meet the requirements of the Act.

Federal Income Tax Status

The Plan does not constitute a qualified profit-sharing plan under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and the “cash and deferred arrangement” incorporated in the Plan is not intended to qualify under Section 401(k) of the Code. Pursuant to Section 1022(i)(1) of ERISA, however, the trust established thereunder is exempt from Federal income tax under Section 501(a) of the Code. An individual who is a bona fide resident of Puerto Rico during the entire taxable year will not be subject to any Federal income tax on income derived from sources within Puerto Rico.

NOTE 9 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution and earnings amounts and are entitled to full distribution of such amounts.

NOTE 10 – INVESTMENTS

The fair market value of individual investments that represented 5% or more of the Plan’s net assets available for plan benefits, as of December 31, were as follows:

	2006		2005
Wyeth Common Stock	$17,236,318		$16,930,643

Fidelity Spartan U.S. Equity Index Fund	8,204,939		7,688,138

Fidelity Balanced Fund	7,716,671		6,901,469

Fidelity Magellan Fund	4,248,963	*	4,261,798

Monumental Life Insurance GIC 4.83% Due 12/15/09	2,091,707	*	5,009,137

*	In 2005, these investments exceeded 5% of the Plan’s total assets, but in 2006 they were less than 5%.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,441,939 as follows:

Wyeth Common Stock	$2,013,300
Mutual Funds	1,428,639

Total	$3,441,939

NOTE 11 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	2006	2005
Net Assets Available for Plan Benefits Per Financial Statements	$91,250,850	$83,337,060

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(305,578)	(296,256)

Net Assets Available for Plan Benefits per the Form 5500	$90,945,272	$83,040,804

The following is a reconciliation of total investment income per the financial statements to the Form 5500:

Total investment income per the financial statements	$8,322,342

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(9,322)

Total investment income per the Form 5500	$8,313,020

Schedule I

Wyeth Savings Plan - Puerto Rico

Schedule H, line 4i - Schedule of Assets (Held At End of Year)

December 31, 2006

Employer Identification Number - 13-2526821

Plan Number - 060

Identity of Issuer	Description of Investment	Cost**	Current Value
John Hancock Mutual Life Insurance	GIC 5.42% Due 6/15/07		$1,631,245
	GIC 5.03% Due 6/15/10		1,696,272

Metropolitan Life Insurance	GIC 4.24% Due 6/15/08		2,372,022
	GIC 4.33% Due 12/15/10		3,179,675
	GIC 5.57% Due 6/15/11		3,166,939

Monumental Life Insurance	GIC 4.31% Due 12/15/08		1,260,432
	GIC 4.68% Due 6/15/09		1,678,009
	GIC 4.11% Due 12/15/09		1,539,113
	GIC 4.83% Due 12/15/09		2,091,707

New York Life Insurance	GIC 3.54% Due 6/15/09		3,118,077

Principal Life Insurance	GIC 4.01% Due 12/15/07		1,736,994
	GIC 3.70% Due 12/15/08		1,542,780
	GIC 4.78% Due 3/15/11		2,063,438

Prudential Insurance	GIC 5.20% Due 06/15/12		3,319,208

Wyeth*	Common Stock
	338,498 shares		17,236,318

Fidelity Management Trust Company*	Fidelity STIF
	Interest Bearing Cash		1,224,885

Fidelity Management Trust Company*	Magellan Fund
	47,464 shares		4,248,963

Fidelity Management Trust Company*	Balanced Fund
	397,152 shares		7,716,671

Fidelity Management Trust Company*	International Discovery Fund
	69,176 shares		2,720,603

*	Represents a party-in-interest to the Plan
**	Cost not required for participant directed investments.

Schedule I

(Continued)

Wyeth Savings Plan - Puerto Rico

Schedule H, line 4i - Schedule of Assets (Held At End of Year)

December 31, 2006

Employer Identification Number - 13-2526821

Plan Number - 060

Identity of Issuer	Description of Investment	Cost**	Current Value
Fidelity Management Trust Company*	Spartan U.S. Equity Index Fund 163,510 shares		8,204,939

Fidelity Management Trust Company*	Low-Priced Stock Fund 55,317 shares		2,408,499

Fidelity Management Trust Company*	Real Estate Investment Fund 30,606 shares		1,113,133

Fidelity Management Trust Company*	New Markets Income Fund 30,223 shares		447,307

Fidelity Management Trust Company*	Capital Appreciation Fund 5,214 shares		141,348

Fidelity Management Trust Company*	Freedom Fund 2005 2,824 shares		32,789

Fidelity Management Trust Company*	Freedom Fund 2010 4,685 shares		74,731

Fidelity Management Trust Company*	Freedom Fund 2015 8,053 shares		98,244

Fidelity Management Trust Company*	Freedom Fund 2020 3,565 shares		55,358

Fidelity Management Trust Company*	Freedom Fund 2025 4,411 shares		56,328

Fidelity Management Trust Company*	Freedom Fund 2030 2,551 shares		40,898

*	Represents a party-in-interest to the Plan
**	Cost not required for participant directed investments.

Schedule I

(Continued)

Wyeth Savings Plan - Puerto Rico

Schedule H, line 4i - Schedule of Assets (Held At End of Year)

December 31, 2006

Employer Identification Number - 13-2526821

Plan Number - 060

Identity of Issuer	Description of Investment	Cost**	Current Value
Fidelity Management Trust Company*	Freedom Fund 2035 2,048 shares		27,011

Fidelity Management Trust Company*	Freedom Fund 2040 4,825 shares		45,743

Fidelity Management Trust Company*	Freedom Fund 2045 16 shares		171

Fidelity Management Trust Company*	Freedom Fund 2050 611 shares		6,568

Fidelity Management Trust Company*	High Income Fund 11,414 shares		103,407

Morgan Stanley Investments, LLP.	MSIFT Value Portfolio - Adviser Class 36,486 shares		650,187

Pacific Investment Management Company	PIMCO Total Return 7,134 shares		74,050

OppenheimerFunds	Developing Markets Fund 55,921 shares		2,304,511

RS Investment Management Co.	RS Partners Fund 4,661 shares		163,360

Participant loans*	Rates ranging from 5.0% to 9.5% Due through 2021		11,222,962

Total Investments			$90,814,895

*	Represents a party-in-interest to the Plan
**	Cost not required for participant directed investments.